

11016485

M.G. 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-32590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProEquities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North	Birmingham	Al	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Michael J. Mungenast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

Subscribed and sworn to before me in my Presence, this 18 day of Feb 2011, a Notary Public in and for the County of Jefferson State of AL

(Signature) Notary Public

My commission expires 5/22/14

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2010



Report of Independent Auditors

To the Board of Directors and Stockholder of
ProEquities, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, 1901 6th Ave. North, Suite 1600, Birmingham AL 35203
T: (205) 252 8400, F: (205) 252 7776, www.pwc.com/us

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2010

	2010
Assets	
Cash and cash equivalents	$ 6,961,721
Investments, at fair value	16,801,610
Receivables from brokers and dealers	4,917,322
State income tax receivable	138,706
Fixed assets, net of accumulated depreciation of $236,236	312,037
Other assets, net of allowance for uncollectible amounts of $35,000	2,039,229
Deferred income taxes, net	4,770,986
Total assets	$ 35,941,611
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 5,070,335
Securities sold but not yet purchased	872,615
Due to parent and affiliates	814,455
Deferred compensation obligation	10,667,491
Other accrued expenses	4,225,809
Total liabilities	21,650,705
Stockholder's equity	
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	114,408
Additional paid-in capital	10,466,157
Retained earnings	3,710,341
Total stockholder's equity	14,290,906
Total liabilities and stockholder's equity	$ 35,941,611

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Income
Year Ended December 31, 2010

	2010
Revenues	
Commissions	$ 84,287,227
Other revenues	4,705,951
Investment gains, net	1,535,315
Investment income	231,768
Total revenues	90,760,261
Expenses	
Commissions	72,274,003
Salaries and wages	9,046,851
Technology	2,684,737
Legal, accounting and consulting	964,584
Clearing expense	810,429
Sales conference and promotions	872,305
Rent, related party	674,972
Corporate and divisional allocations	449,351
Licenses, fees and assessments	696,512
Travel and entertainment	228,269
Postage, copies and supplies	238,205
Other operating expenses	862,780
Total expenses	89,802,998
Income before income taxes	957,263
Income tax expense (Note 5)	412,083
Net income	$ 545,180

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2010	114,408	$ 114,408	$ 10,466,157	$ 3,165,161	$ 13,745,726
Net income				545,180	545,180
Balance at December 31, 2010	114,408	$ 114,408	$ 10,466,157	$ 3,710,341	$ 14,290,906

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2010

	2010
Cash flows from operating activities	
Net income	$ 545,180
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized net investment gains on trading securities	(988,932)
Deferred income tax expense	93,043
Depreciation expense	124,287
Forgiveness of representative loan receivable	127,307
Change in assets and liabilities	
Investments (trading securities)	(2,177,195)
Receivables from brokers and dealers	(966,929)
Other assets	32,779
Securities sold but not yet purchased	(44,278)
Commissions payable	779,624
Deferred compensation obligation	1,295,109
Due to parent and affiliates	(439,578)
Other accrued expenses	517,561
Net cash used in operating activities	(1,102,022)
Cash flows from investing activities	
Purchases of fixed assets	(72,568)
Payments received on representative loan receivables	48,012
Issuance of representative loans receivables	(380,601)
Net cash used in investing activities	(405,157)
Net decrease in cash and cash equivalents	(1,507,179)
Cash and cash equivalents	
Beginning of year	8,468,900
End of year	$ 6,961,721
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 441,160

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a full-service, marketing oriented broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment advisor. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all securities transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and determined the risk of material financial loss due to exposure from Pershing's credit risk to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the statement of financial condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirement of the ASC Fair Value Measurement and Disclosure Topic.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings. Gains and losses realized on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are included in "Investment gains, net" in the accompanying Statement of Income.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its agents' behalf. The Company's finance receivables are primarily in the form of agent debit balances and agent notes receivable. Certain of the agent notes receivable contain terms which result in the Company forgiving the principal and interest payments should the agent meet certain sales targets. The Company has recorded an allowance of $35,000 against these finance receivables at December 31, 2010. The allowance for credit losses is developed based upon the Company's historical experience of write-offs of the related agent debit balances. Note receivables are reserved based upon specific indicators of an inability to pay or intent not to pay.

Recognition of Commission Revenue and Expense
Commission revenue and commission expenses are recorded on a trade date basis for trades executed through the Company. Trail fees, 12b-1 fees, marketing allowances received from product sponsors and advisory service fees are recognized as revenue when earned and are included in "Commissions" revenue in the Statement of Income. Marketing allowance and advisory service fees totaling approximately $3.5 million were recognized as "Commissions" revenue during the year ended December 31, 2010.

Investment Income
Investment income is primarily comprised of interest income on money market funds, fixed maturity securities and income from securities related to the deferred compensation plans.

Other Revenues
Other revenues consist primarily of representatives' technology and affiliation fees and miscellaneous clearing revenues. Other revenues are recorded as earned.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. Under a tax allocation agreement, PLC allocates current and deferred income tax expenses or credits based upon the pro rata contribution of taxable income or losses, which generally results in reporting income taxes as though the Company filed a separate tax return.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Accounting Pronouncements Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. In January of 2010, Financial Accounting Standards Board ("FASB") issued ASU No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosures. 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. 2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update became effective for the Company in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for the fiscal years beginning after December 15, 2010. This Update did not have a material impact on the Company's financial statements.

ASU No. 2010-20 - Receivables - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this Update is to require disclosures that facilitate financial statement users in evaluating the nature of credit risk inherent in the portfolio of financing receivables (loans); how that risk is analyzed and assessed in arriving at the allowance for credit losses; and any changes and the reasons for those changes to the allowance for credit losses. These new disclosure requirements are effective for reporting periods ending on or after December 15, 2010. For the Company this is December 31, 2010. This standard does not change current accounting for financing receivables, but only requires additional disclosures. The impact of the adoption of this Update on the footnotes to the financial statements was not material.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company, for which rent of $674,172 was paid in 2010. In addition, PLC provides managerial and administrative services on a shared cost basis to its affiliates, including the Company. The Company's portion of these expenses amounted to approximately $1.5 million in 2010. The related payable is settled monthly in the normal course of operating activities of the Company.

The Company recorded commission revenue in 2010 from Investment Distributors, Inc., a subsidiary of PLC, of $5,060,008.

All employees of the Company participate in the PLC defined benefit pension plan. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable to service to date but also for those benefits expected to be earned in the future.

The employees of the Company also participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC has formed an Employee Stock Ownership Plan to match employee contributions to the 401(k) plan. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65. PLC also provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefits provided by PLC were $1,114,160 and have been included in "Salaries and wages" in the Statement of Income for the year ended December 31, 2010.

4. Fixed Assets

Fixed assets consist of the following as of December 31, 2010:

	2010
System software	$ 548,273
Less: Accumulated depreciation	236,236
Net fixed assets	$ 312,037

5. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2010.

	2010
Statutory federal income tax rate applied to pre-tax income	35.00 %
State income taxes, including prior year adjustments	9.70 %
Non deductible expenses	2.24 %
Uncertain tax positions	(3.89)%
Effective income tax rate	43.05 %

The provision for income tax expense (benefit) is as follows:

	2010
Provision for income tax expense (benefit)	
Current	$ 319,040
Deferred	93,043
	$ 412,083

The following table shows the significant components of the deferred income tax asset as of December 31, 2010.

	2010
Deferred income tax asset	
Deferred compensation	$ 4,479,573
Legal reserve	235,950
Capital loss carryover	120,888
Accrued vacation	72,763
Other	13,650
Total gross deferred income tax asset	4,922,824
Deferred income tax liability	
Prepaid expense	106,148
Software	40,658
Other	5,032
Total gross deferred income tax liability	151,838
Net deferred income tax asset	$ 4,770,986

The Company has determined, based on its recent history of operating income and anticipated operating income and cash flows for future periods, that it is more likely than not that the net deferred tax asset will be realized in the future. Accordingly, no valuation allowance has been recorded by the Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010
Balance at January 1	$ 584,500
Reduction of tax positions of prior years for settlements during the period	(584,500)
Balance at December 31	$ -

The reduction in the balance of the unrecognized tax benefits relates to the approval of a change in accounting method received from the Internal Revenue Service in 2010.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. The Company has no accrued interest associated with unrecognized tax benefits as of December 31, 2010.

In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2006.

Included in the "Due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $376,665 at December 31, 2010.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers balance represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $100,000.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had computed net capital of $5,962,755 which was $5,288,715 in excess of its required minimum net capital of $674,040. The Company's aggregate indebtedness to net capital ratio at December 31, 2010 was 1.69 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as all transactions are cleared with customers on a fully disclosed basis with a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation is used to purchase mutual funds, life insurance policies, and annuity products, as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $22,000 were paid by the Company during 2010.

A trust was established to aid the Company in meeting its obligations under the plans. Mutual funds and life insurance policies held by the trust are reported as investments of the Company in the accompanying Statement of Financial Condition. Mutual funds are reported at fair value with changes reported as "Investment gains, net" in the accompanying financial statements. Life insurance policies held by the trust are reported at their cash surrender value. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets. Changes in the deferred compensation obligation are recorded as commission expense in the accompanying financial statements.

9. Investments

The Company holds securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at fair value as of December 31, 2010.

	2010	
	Owned	Sold Not Yet Purchased
U.S. Government, state and municipal obligations	$ 6,130,388	$ 667,319
Equity securities	5,237	205,296
	$ 6,135,625	$ 872,615

The Company also holds securities related to the deferred compensation plans that are classified as trading. The investments are comprised of mutual funds and life insurance policies with a total fair value of $10,280,920 and $385,065, respectively, at December 31, 2010. The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan.

Net unrealized gains and net realized gains of $ 988,932 and $546,382, respectively, are included in "Investment gains, net".

Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Income.

10. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market.
- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets
  b. Quoted prices for identical or similar assets or liabilities in nonactive markets
  c. Inputs other than quoted market prices that are observable
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Assets				
Fixed maturity securities				
US Government and authorities	$ 25,814	$ -	$ -	$ 25,814
State, municipalities, and political subdivisions	-	6,064,574	40,000	6,104,574
Corporate bonds	-	-	-	-
Equity securities	5,237	-	-	5,237
Deferred compensation plan				
Mutual funds	10,280,920	-	-	10,280,920
Life insurance policies	-	-	385,065	385,065
Cash and cash equivalents	6,961,721	-	-	6,961,721
Total assets measured at fair value on a recurring basis	$ 17,273,692	$ 6,064,574	$ 425,065	$ 23,763,331
Liabilities				
Securities sold but not yet purchased	$ 872,615	$ -	$ -	$ 872,615
Total liabilities measured at fair value on a recurring basis	$ 872,615	$ -	$ -	$ 872,615

Determination of Fair Values
The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities, Equity Securities, and Securities Sold but not yet Purchased
The fair value of fixed maturity securities, equity securities, and securities sold but not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

The Company prices its auction rate securities using an internal model that takes into account the lack of liquidity, the credit worthiness and the floating rate coupon methodology relating to these securities. The Company believes that this income valuation approach provides a reasonable calculation of the fair value of these securities under the fair value hierarchy guidance and given current inactive market conditions.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

Deferred Compensation Plan Investments
The Company holds investments in open-ended mutual funds and life insurance policies related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as quoted market prices are utilized for the individual securities. Life insurance policies are carried at their cash surrender value and reported as Level 3 under the income valuation approach. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2010, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized Gains (Losses)	Purchases and Settlements	Ending Balance
Assets				
State, municipalities, and political subdivisions	$ 40,000	$ -	$ -	$ 40,000
Life insurance policies	341,733	43,332		385,065
Total assets measured at fair value on a recurring basis	$ 381,733	$ 43,332	$ -	$ 425,065

Total realized and unrealized gains (losses) on Level 3 assets are reported in "Investment gains, net" within the Statement of Income.

Purchases and settlements, net, represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

11. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Based on an evaluation of present pending and threatened matters, the Company has established a liability for potential settlements, which is included in "Other accrued expenses" on the Statement of Financial Condition. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters for which amounts have not been accrued that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions in brokerage accounts. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

12. Subsequent Events

The Company has evaluated events subsequent to December 31, 2010, and through the financial statement issuance date of February 28, 2011. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 — Schedule I

	2010
Net Capital	
Total stockholder's equity	$ 14,290,906
Deductions and/or charges	
Nonallowable assets	
Receivables and other	(2,943,508)
Gross deferred income tax asset	(4,922,824)
Haircut on securities positions	(461,819)
Net capital	5,962,755
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	5,070,335
Due to parent and affiliates	814,455
Other accrued expenses	4,225,809
Total aggregate indebtedness	10,110,599
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 674,040
Excess net capital (net capital, less net capital requirement)	$ 5,288,715
Ratio: Aggregate indebtedness to net capital	1.69 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2010 FOCUS Report.

ProEquities, Inc.

(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 **Schedule II**

Exemption Under Section (k)(2)(ii) Has Been Claimed
The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(ii) of the rule, as all transactions are cleared with customers on a fully disclosed basis with a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.



Report of Independent Auditors
on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Management of
ProEquities, Inc.

In planning and performing our audit of the financial statements of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 71a-13; and
4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PricewaterhouseCoopers LLP, 1901 6th Ave. North, Suite 1600, Birmingham AL 35203
T: (205) 252 8400, F: (205) 252 7776, www.pwc.com/us



is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011



Report of Independent Accountants

To the Board of Directors and Management of
ProEquities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ProEquities, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment in the amount of $41,670 dated July 29, 2010, per check number 1022442 compared to the SIPC-6 obtained from Milton Fritts, Chief Financial Officer, noting no differences.
    b. Payment in the amount of $45,586 dated February 24, 2011, per check number 1023025 compared to the SIPC-7 obtained from Milton Fritts, Chief Financial Officer, noting no differences.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $90,760,261 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(1) of $54,765,309 to supporting documentation including general ledger balances for the year ended December 31, 2010, provided by Milton Fritts, Chief Financial Officer, noting no differences.
    b. Compared deductions on line 2c(5) of $1,092,529 to supporting documentation including the calculation for the deferred compensation investments net gain for the year ended December 31, 2010, obtained from Milton Fritts, Chief Financial Officer, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $87,256 of the Form SIPC-7, noting no differences.



b. Recalculated the applicable supporting schedules for the deduction in line 2c(1) including the general ledger balances for the year ended December 31, 2010, obtained from Milton Fritts, Chief Financial Officer.
c. Recalculated the deferred compensation investments net gain for the deduction in line 2c(5) for the year ended December 31, 2010, obtained from Milton Fritts, Chief Financial Officer.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ProEquities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011


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ProEquities, Inc.

**(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary
Information
Pursuant to SEC Rule 17a-5
December 31, 2010**